UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

LodgeNet Interactive Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of class of securities)

540211-10-9
(CUSIP number)

Danny Fox
Pension Corporation Co-Investment (GP) Limited
Hambro House, St Julian’s Court, St Julian’s Avenue, St Peter Port, Guernsey GY1 3ED
+44 1481 726 521

with a copy to:

Danielle D. Do, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)

April 7, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 540211-10-9	13D	Page 2

1.	NAME OF REPORTING PERSON: Victorian Capital LP, Incorporated
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:			(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	1,060,995 (see Item 5)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	1,060,995 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,060,995 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.24% (see Item 5)
14.	TYPE OF REPORTING PERSON:		PN

CUSIP No. 540211-10-9	13D	Page 3

1.	NAME OF REPORTING PERSON: Pension Corporation Co-Investment (GP) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:			(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	1,060,995 (see Item 5)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	1,060,995 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,060,995 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.24% (see Item 5)
13.	TYPE OF REPORTING PERSON:		CO

CUSIP No. 540211-10-9	13D	Page 4

1.	NAME OF REPORTING PERSON: The Truell Charitable Foundation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:			(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0
	8.	SHARED VOTING POWER:	1,060,995 (see Item 5)
	9.	SOLE DISPOSITIVE POWER:	0
	10.	SHARED DISPOSITIVE POWER:	1,060,995 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,060,995 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.24% (see Item 5)
14.	TYPE OF REPORTING PERSON:		OO

This Amendment No. 2 amends the Schedule 13D dated March 23, 2009, as amended (the “Schedule 13D”), and is being filed by Victorian Capital LP, Incorporated (“Victorian Capital”), Pension Corporation Co-Investment (GP) Limited (“PCCI”) and The Truell Charitable Foundation (“TCF”), with respect to the common stock, par value $0.01 per share (the “Common Stock”) of LodgeNet Interactive Corporation, a Delaware corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is amended and restated as follows:

Victorian Capital began purchasing shares of Common Stock on November 7, 2008.  The shares of Common Stock were acquired for investment purposes.

Victorian Capital intends to assess its investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities.  Victorian Capital presently intends to dispose of all or part of the shares of Common Stock, in open market transactions, privately negotiated transactions or otherwise.

Any acquisition or disposition may be effected by Victorian Capital at any time without prior notice.

Representatives of the Reporting Persons may engage in communications from time to time with one or more stockholders, officers or directors of the Issuer regarding the Issuer’s operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, neither the Reporting Persons, nor to their knowledge, any of the directors or executive officers of PCCI or TCF, has any present plan or proposal which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in the Securities of the Purchaser.

(a) and (b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  As of April 8, 2010, Victorian Capital was the direct beneficial owner of 1,060,995 shares of Common Stock, representing approximately 4.24% of the outstanding shares of Common Stock (based on 25,025,164 shares of Common Stock outstanding as of March 22, 2010, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on March 17, 2010).

The foregoing excludes 303,061 shares of Common Stock sold by Victorian Capital on March 31, 2010, April 1, 2010, April 5, 2010, April 6, 2010, April 7, 2010 and April 8, 2010.  However,

notwithstanding such sales, Victorian Capital has voting power over such sold shares at the Issuer’s 2010 Annual Meeting of Stockholders to be held on May 12, 2010, because Victorian Capital owned such shares on March 19, 2010, the record date for the Annual Meeting.

PCCI, as the sole general partner of Victorian Capital, has voting and dispositive power over the shares of Common Stock directly owned by Victorian Capital, and therefore may be deemed to beneficially own such shares.  By virtue of its ownership of all of the outstanding ordinary shares of PCCI, TCF may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by Victorian Capital.  The filing of this Amendment No. 2 shall not be construed as an admission that either of PCCI or TCF is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), the beneficial owner of shares covered by this Schedule 13D.  In addition, the filing of this Schedule 13D shall not be construed as an admission that either of PCCI or TCF is the beneficial owner of any shares covered by this Amendment No. 2 for any other purpose than Section 13(d) of the Exchange Act.

Except as disclosed in this Item 5(a) and (b), as of April 8, 2010, none of the Reporting Persons, nor, to the best of their knowledge, any of PCCI’s or TCF’s directors or executive officers, beneficially owns any shares of Common Stock or presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

(c)  During the past 60 days, Victorian Capital effected transactions with respect to the Common Stock on such dates, in such amounts and at such per share prices (excluding brokerage fees) as follows:

Trade Date	Shares Sold	Highest Price per Share	Lowest Price per Share	Volume Weighted Average Price
March 31, 2010	73,900	7.25	6.95	$7.06
April 1, 2010	32,400	7.14	6.96	$7.07
April 5, 2010	67,000	7.22	7.04	$7.16
April 6, 2010	79,990	7.25	6.95	$7.15
April 7, 2010	27,302	7.34	7.17	$7.24
April 8, 2010	22,469	7.21	7.05	$7.15

All such dispositions were through JP Morgan Cazenove Limited.  To the best knowledge of the Reporting Persons, none of PCCI’s or TCF’s directors or executive officers has effected any transaction in the Common Stock during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement among Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2010
Victorian Capital LP, Incorporated

By: Pension Corporation Co-Investment (GP) Limited
its General Partner

		By:	/s/ Christine Whitehorne
			Name:	Christine Whitehorne
			Title:	Director

Pension Corporation Co-Investment (GP) Limited

	By:	/s/ Christine Whitehorne
		Name:	Christine Whitehorne
		Title:	Director

The Truell Charitable Foundation

	By:	/s/ Kim Gozzett
		Name:	Kim Gozzett
		Title:	Chief Executive

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement among Reporting Persons